Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On November 10, 2011, Exelon distributed the attached newsletter to its employees regarding the merger integration process.

IN Integration Newsletter

November 10, 2011 Issue

A Note from Ron & Steve—Your feedback matters

Dear Colleagues,

A few weeks ago the Integration Communications teams at Exelon and Constellation asked for your feedback on the internal communications you’ve seen and experienced. We wanted to share with you some of what you told us, provide some context, and let you know what we intend to do to address your feedback.

Broadly speaking:

•	Employees want more details

•	While only 12% disagree regarding their understanding of why some information is not yet available, employees want more details

•	77% of employees are neutral or agree that internal communications about the merger communications are “useful,” and most are generally aligned on areas about which they would like to learn more

•	Employees of both companies are concerned about jobs

•	Organizational design, staffing and selection, severance and relocation, benefits and pensions and the impact on specific departments appear repeatedly in the comments as areas of interest and concern

•	Employees want to understand leadership’s strategy to get the deal closed

•	More specifically, the status of proceedings in Maryland and other regulatory environments, and how we’re addressing public criticism of the deal

We appreciate the time you took to give us this feedback. One of the challenges of the Design Phase is that it does take time to do it right, and for all of the myriad processes behind staffing and selection (to cite just one example) to be finalized and implemented; speculation does not do anyone any favors.

To help get what details we can to employees faster, we will be publishing answers to employees’ questions with a bit more frequency, and as the end of the year approaches will be providing extensive details about all of the HR-related matters about which employees have expressed concern in this newsletter and through other vehicles. We thank you for your continued patience as we work through our Design Phase.

Best regards,

Ron and Steve

From the Maryland Public Service Commission hearings…

Beginning October 31, witnesses, including Exelon President and COO Christopher M. Crane and Constellation Chairman and CEO Mayo A. Shattuck III, testified before the Maryland PSC. Following are a few of their comments in response to questions during the hearing:

Chris Crane…on operating excellence:

“We desire to operate all of our operating companies in their operational metrics to top quartile performance [measured against] U.S. utilities. So we’re able, as utility companies, to benchmark through industry groups and compare ourselves to all other utilities in the states. So if it’s the nuclear plants, we get all the operating parameters from the Institute of Nuclear Power Operators, and we strive to make that top 25 percent. In the utility space it comes from the Edison Electric Institute. We look at what the operational safety and reliability metrics are of all those utilities and target at the top 25 percent….World class performance is what we’re looking for out of each one of our businesses.” (From Maryland PSC testimony on Oct. 31, 2011)

Mayo Shattuck…on a primary rationale for the merger:

One of the principal rationales for the merger is the match between [Constellation’s] very significant load serving business that’s been built up over the course of the last ten years. As the business has gotten bigger, it’s become more important to have a greater portion of physical generation backstopping that expanding business. Since we have become the largest in the country in this business, matching our “front end” [with] the kind of physical footprint that Exelon has, is in many respects a perfect marriage such as the business can continue to move forth and prosper. (From Maryland PSC testimony on Oct. 31, 2011)

Chris Crane…on benefits to Baltimore residential customers

The three benefits that we start with are: Exelon will fund a BGE rate credit per residential customer of $100 within 90 days of the merger. The credits are expected to total approximately $112 million. In the area of the universal service program contribution, Exelon will contribute $5 million to the Electric Universal Service Program to benefit BGE’s low-income customers. And the third that’s listed is EmPower Maryland contribution and commitment. Exelon offers a number of energy efficiency programs similar to those that BGE sponsors through EmPower Maryland. To further encourage BGE’s implementation of these programs, Exelon is committing $4 million to offset costs already incurred under these programs and BGE will maintain its existing commitment to a successful EmPower Maryland implementation. The contribution will support state objectives shared by Exelon to improve energy efficiency and reduce energy consumption.

Chris Crane…on BGE’s ability to manage its business

Mr. [Ken] DeFontes, as the business leader for BGE, has the flexibility to fill positions, hire as he needs to, as he does today. We’re not trying to constrain him in any way in what he’s trying to do to hire—to plan for attrition, as people leave, overhire to plan for attrition, that’s within his business realm and he’ll continue to have that ability. I would not … constrain his ability to operate the business.

Chris Crane…on the new Baltimore headquarters building

[The new building] will create significant jobs in the construction of the [facility], building trade jobs, and the cascading effect of those jobs being created. We feel that is significant. It will also anchor for many years a large portion of our growth focus in Exelon in the employment locally that comes with that. It will be a center for many of the Exelon employees to be coming in and coming out of traveling into the city, staying at hotels, eating at restaurants. So the economic benefit of first building and then maintaining the employment we think is in the benefit of [Baltimore] consumers.

Leading proxy advisory firms recommend vote FOR proposed merger

Exelon and Constellation recently announced that Institutional Shareholder Services (ISS) and Glass, Lewis & Co. LLC, two leading proxy advisory firms, have recommended that shareholders of both Exelon Corporation and Constellation Energy vote “FOR” the proposed merger.

In issuing its recommendation on November 2, ISS said the following:

“Constellation has a strong retail presence in the Midwest and Texas, which will complement Exelon’s wholesale generation business in those areas and will allow the combined company to improve its ability to match generation to customer load…. In light of the premium offered, the potential strategic advantages of the combination, and the synergies provided in the merger, shareholder support for this transaction is warranted.”

We are excited about the pending merger and the opportunities it brings to both Exelon and Constellation shareholders. Exelon and Constellation have completed the distribution of the joint proxy statement/prospectus for the special shareholder meetings associated with the proposed merger, both scheduled for Thursday, Nov. 17, 2011. Your vote in support of the Exelon-Constellation merger is important, and we encourage all of our employee-shareholders to promptly vote.

Shareholders of record of Exelon and/or Constellation common stock at the close of business as of Oct. 7, 2011, are entitled to vote their shares as part of this process. Voting can be done on the web, via toll-free telephone number or by mail as described on the proxy cards. Exelon and Constellation shareholders who have questions about the voting process should use the following contacts:

Exelon Corporation employee-shareholders:

MacKenzie Partners, Inc.

(800) 322-2885

Constellation Energy Group, Inc., employee-shareholders:

Innisfree M&A Incorporated

(877) 800-5182

Expected Milestones Timeline

Aug 3 Approved by Texas PUCT

Q4: Shareholders meetings

Oct 31 to Nov 10: Maryland PSC hearings, each business day

Nov 29—Maryland PSC public comment hearings

Dec 1—Maryland PSC public comment hearings

Dec 5—Maryland PSC public comment hearings

Jan 5: Maryland PSC decision deadline

Feedback

IN is produced by the Corporate Communications groups of both Exelon and Constellation. Please direct questions and comments to: Exelon employees:IntegrationOffice@exeloncorp.com; Constellation employees:IntegrationOffice@constellation.com.

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.

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